Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

May 2, 2024

VIA EDGAR CORRESPONDENCE

Aaron Brodsky
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Mr. Brodsky:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 5, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill GLP-1 & Weight Loss ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the Fund’s ticker of “OZEM.” Will the Fund invest in any companies with connection to Ozempic? Please supplementally explain to the Staff how the use of this ticker is not misleading pursuant to Rule 35d-1 of the 1940 Act.

Response to Comment 1

Section 35(d) of the 1940 Act and the accompanying Rule 35d-1 apply to fund names. A fund’s ticker symbol is not its name. Accordingly, neither Section 35(d) nor Rule 35d-1 are applicable in this context.

Comment 2 – Fee Table

The Staff requests that the Registrant include a completed fee table in its response to the Staff’s comments.

Response to Comment 2

Pursuant to the Staff’s comment, a completed fee table has been set forth on Exhibit A hereto.

Comment 3 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in . . . (ii) any derivative instruments (such as swap agreements or forward contracts) that utilize one or more GLP-1 & Weight Loss Companies as the reference asset. (emphasis added)

Please describe supplementally to the Staff what purpose the referenced derivatives will serve in the Fund’s portfolio and the extent to which such derivatives will be used.

Response to Comment 3

The section of the prospectus entitled “Principal Investment Strategies” has been revised to reflect that the Fund no longer intends to invest in derivatives.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the first paragraph of the section entitled “Principal Investment Strategies”:

Additionally, for purposes of compliance with the 80% investment policy, the Fund will classify a company as a GLP-1 & Weight Loss Company if it: (1) derives 50% of its profit; or revenue from the production or sale of pharmaceutical drugs designed for weight loss and anti-obesity; (2) owns significant assets related to the production or sale of pharmaceutical drugs designed for weight loss and anti-obesity; or (3) is an acknowledged leader in the production and sale of pharmaceutical drugs designed for weight loss and anti-obesity. (emphasis added)

Please include additional disclosure regarding how the Fund defines “pharmaceutical drugs designed for weight loss and anti-obesity.” Such disclosure may be included in the section of the prospectus entitled “Additional Information About the Fund’s Principal Investment Strategies.”

Response to Comment 4

Pursuant to this, and other Staff comments, the section of the prospectus entitled “Principal Investment Strategies” has been significantly revised. Set forth below is the new definition for how the Adviser will categorize those drugs that are properly classified as “GLP-1 & Weight Loss Drugs.” Such disclosure is set forth as the first sentence of the section entitled “Principal Investment Strategies.”

The Fund is an actively managed exchange-traded fund (“ETF”) that pursues its investment objective by seeking to provide exposure to companies involved in the development of pharmaceutical drugs and/or supplements that can be utilized to help individuals lose weight, maintain an ideal weight, and/or maintain body composition during weight loss (“GLP-1 & Weight Loss Drugs”). (emphasis added)

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the first paragraph of the section entitled “Principal Investment Strategies”:

Additionally, for purposes of compliance with the 80% investment policy, the Fund will classify a company as a GLP-1 & Weight Loss Company if it: . . . (2) owns significant assets related to the production or sale of pharmaceutical drugs designed for weight loss and anti-obesity. (emphasis added)

Please include additional disclosure regarding how the Fund determines, and the threshold the Fund uses, when determining whether a company “owns significant assets related to the production or sale of pharmaceutical drugs designed for weight loss and anti-obesity.”

Response to Comment 5

Pursuant to this, and other Staff comments, the section of the prospectus entitled “Principal Investment Strategies” has been significantly revised. Pursuant to those revisions, the referenced disclosure has been deleted.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the first paragraph of the section entitled “Principal Investment Strategies”:

Additionally, for purposes of compliance with the 80% investment policy, the Fund will classify a company as a GLP-1 & Weight Loss Company if it: (3) is an acknowledged leader in the production and sale of pharmaceutical drugs designed for weight loss and anti-obesity. (emphasis added)

Please include additional disclosure regarding how the Fund determines whether a company “is an acknowledged leader in the production and sale of pharmaceutical drugs designed for weight loss and anti-obesity.”

Response to Comment 6

Pursuant to this, and other Staff comments, the section of the prospectus entitled “Principal Investment Strategies” has been significantly revised. Pursuant to those revisions, the referenced disclosure has been deleted.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies”:

The Fund utilizes an actively managed strategy pursuant to which the Fund’s investment adviser . . . seeks to construct a portfolio that it believes provides exposure to the most relevant GLP-1 & Weight Loss Companies and those GLP-1 & Weight Loss Companies best positioned to appreciate in value from the development of pharmaceutical drugs designed for weight loss and anti-obesity drugs. (emphasis added)

Please include additional disclosure regarding the criteria the Fund uses to determine the “GLP-1 & Weight Loss Companies best positioned to appreciate in value from the development of pharmaceutical drugs designed for weight loss and anti-obesity drugs.”

Response to Comment 7

Pursuant to this, and other Staff comments, the section of the prospectus entitled “Principal Investment Strategies” has been significantly revised. Pursuant to those revisions, the referenced disclosure has been deleted.

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies”:

On at least a quarterly basis, the Adviser reviews all eligible companies . . . (emphasis added)

Please confirm supplementally to the Staff that the phrase “all eligible companies” refers to GLP-1 and Weight Loss Companies.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Adviser rebalances the weighting of the companies comprising the Fund’s portfolio on at least a quarterly basis.

Comment 9 – Principal Investment Strategies

Please confirm supplementally to the Staff that keyword counts alone will not be used to classify a company as a GLP-1 and/or Weight Loss Company.

Response to Comment 9

The Registrant confirms that keyword count alone will not be used to classify a company as a GLP-1 and/or Weight Loss Company.

Comment 10– Principal Investment Strategies

The Staff notes the following disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies”:

The selected companies are then weighted based on a combination of thematic relevance and keyword counts derived from the initial screen. (emphasis added)

Please revise the disclosure to clarify the distinction between thematic relevance and keyword counts.

Response to Comment 10

Pursuant to this, and other Staff comments, the section of the prospectus entitled “Principal Investment Strategies” has been significantly revised. The second paragraph of the section entitled “Principal investment Strategies” has been revised as set forth below:

In seeking to achieve the Fund’s investment objective, the Fund’s investment adviser, Roundhill Financial Inc. (“Roundhill” or the “Adviser”), constructs the Fund’s portfolio pursuant to its own proprietary security selection methodology. In general, the methodology prioritizes companies with higher levels of “thematic relevance,” which is based upon research on individual companies’ public disclosures (e.g., 10-K filings, company presentations, capital markets day presentations, etc.) and other publicly available sources (e.g., sell-side research, biotechnology industry publications, drug development pipeline trackers, etc.).

Comment 11 – Principal Investment Strategies

Please disclose supplementally to the Staff the information sources that will be used in connection with the Fund’s keyword screens.

Response to Comment 11

Pursuant to the Staff’s comment, the second paragraph of the section entitled “Principal Investment Strategies” has been revised to include the following disclosure.

In general, the methodology prioritizes companies with higher levels of “thematic relevance,” which is based upon research on individual companies’ public disclosures (e.g., 10-K filings, company presentations, capital markets day presentations, etc.) and other publicly available sources (e.g., sell-side research, biotechnology industry publications, drug development pipeline trackers, etc.).

Comment 12 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies”:

On at least a quarterly basis, the Adviser reviews all eligible companies and selects securities for inclusion in the Fund’s portfolio based on their market capitalization, trading volumes, and thematic relevance. (emphasis added)

Please include additional specific disclosure regarding the role that a company’s market capitalization, trading volumes and thematic relevance play in determining whether to include that company in the Fund’s portfolio. If the Fund will only invest in companies with a minimum market capitalization or have a minimum average daily trading volume, please disclose accordingly.

Response to Comment 12

Pursuant to the Staff’s comment, the section of the prospectus entitled “Principal Investment Strategies” has been revised to include the following disclosure:

The Fund will also only invest in those companies with a minimum market capitalization of $100 million and an average daily trading volume of $500,000.

Comment 13 – Principal Investment Strategies

Please revise the section entitled “Principal Investment Strategies” to further clarify how the Fund is defining “thematic relevance.”

Response to Comment 13

Pursuant to the Staff’s comment, the section of the prospectus entitled “Principal Investment Strategies” has been revised to include the disclosure set forth in Response to Comment 10 above.

Comment 14 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies”:

On at least a quarterly basis, the Adviser reviews all eligible companies and selects securities for inclusion in the Fund’s portfolio based on their market capitalization, trading volumes, and thematic relevance. (emphasis added) ….

The Fund may invest in U.S. and non-U.S. companies and small-, mid- and large-capitalization issuers.

Please revise the disclosure to reconcile this inconsistency.

Response to Comment 14

As set forth in Response to Comment 12 above, the Fund imposes a minimum market capitalization of $100 million. Such a security is still properly classified as a small-capitalization issuer. Accordingly, such disclosures do not conflict.

Comment 15 – Principal Investment Strategies

Please explain supplementally to the Staff how often the Fund expects to hold as few as five companies and how frequently the Fund expects its portfolio holdings to change.

Response to Comment 15

It is no longer expected that the Fund will hold as few as five companies. Accordingly, the referenced disclosure has been deleted.

Comment 16 – Principal Investment Strategies

Please supplementally disclose to the Staff whether the Fund will ever have exposure to fewer than five companies. If so, under what circumstances?

Response to Comment 16

The Fund will never have exposure to fewer than five companies.

Comment 17 – Principal Investment Strategies

Please supplementally explain to the Staff the following:

1.	Whether the Fund anticipates that any of its holdings will be foreign issuers. If so, what publicly available info is available about such issuers?

2.	If and when the Fund does hold as few as five companies, how does the Fund expect to allocate its assets among the five companies? For example, will the companies be equally weighted or will one of the companies exceed over 20% of the Fund’s assets?

Response to Comment 17

The Fund does expect that it may hold the listed securities of non-U.S. issuers from time to time. Like all other funds holding non-U.S. securities, the Fund will rely upon the public information about such securities that is made available by such company in compliance with its applicable securities laws and the rules of its primary listing exchange.

The Fund no longer intends to invest in as few as five companies. Accordingly, the second part of the Staff’s comment is no longer applicable.

Comment 18 – Principal Risks

The Staff notes a reference to pharmaceutical companies in the risk entitled “Biotechnology Companies Risk” in the section entitled “Principal Risks.” Please delete such reference or supplementally explain to the Staff its relevance.

Response to Comment 18

Pursuant to the Staff’s comment, the referenced disclosure has been revised.

Comment 19 – Principal Risks

The Staff notes the inclusion of “Concentration Risk” in the section entitled “Principal Risks.” Please tailor this risk to the Fund’s concentration in health care companies.

Response to Comment 19

Pursuant to the Staff’s comment, the following disclosure has been added as the first sentence of “Concentration Risk.”

The Fund’s investments are concentrated in the industry or group of industries comprising the health care sector.

Comment 20 – Principal Risks

The Staff notes the inclusion of “Futures Risk” in the section entitled “Principal Risks” and the lack of disclosure about potential use of futures in the section entitled “Principal Investment Strategies.” Please reconcile.

Response to Comment 20

The Fund no longer intends to hold derivatives, including futures contracts. Accordingly, the referenced disclosure has been deleted.

Comment 21 – Principal Risks

The Staff notes the inclusion of “Forwards Risk” and the corresponding references to the use of forwards in the section entitled “Principal Investment Strategies.” Please supplementally explain to the Staff why the Fund would use forwards as opposed to other derivatives.

Response to Comment 21

The Fund no longer intends to hold derivatives, including forwards contracts. Accordingly, the referenced disclosure has been deleted.

Comment 22 – Principal Risks

The Staff notes the inclusion of “Liquidity Risk” as it relates to the Fund’s use of swaps and forwards. Given the illiquidity of these instruments, please supplementally explain to the Staff how the Fund has determined its strategy is appropriate for an open-end fund structure.

Response to Comment 22

The Fund no longer intends to hold derivatives, including swaps and forwards. Accordingly, the referenced disclosure has been deleted.

Comment 23 – Principal Risks

The Staff notes the inclusion of “Non-U.S. Securities Risk” in the section entitled “Principal Risks.” Will the Fund be investing principally in the securities of any particular country? If so, please include corresponding disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks.” Additionally, if the Fund will gain such exposures through the use of ADRs, please include corresponding risk disclosure.

Response to Comment 23

The Fund may invest in depositary receipts. Accordingly, the section entitled “Principal Investment Strategies” has been revised to include such disclosure and the section entitled “Principal Risks” has been revised to include “Depositary Receipts Risk.”

Additionally, the Fund does not have a present intention to invest principally in securities comprising a single country. In the event that the Fund does principally invest in securities comprising a single country, the disclosure will be revised accordingly.

Comment 24 – Principal Risks

If the Fund intends to invest in non-U.S. securities that are listed on exchanges that are open while the Exchange is closed, please include “International Closed Market Trading Risk.” Please ensure that this risk disclosure includes disclosure that holding such securities may cause the bid/ask spread of Fund Shares to widen.

Response to Comment 24

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include the following disclosure:

International Closed Market Trading Risk. To the extent securities held by the Fund trade on non-U.S. exchanges that are closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the current price of an underlying security and the last quoted price for the underlying security (i.e., the Fund’s quote from the closed foreign market) used for purposes of calculating the Fund’s NAV, resulting in premiums or discounts to the Fund’s NAV and bid/ask spreads that may be greater than those experienced by other funds. In addition, shareholders may not be able to purchase and sell shares of the Fund on days when the NAV of the Fund could be significantly affected by events in the relevant foreign markets.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.59%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.59%

(1)	The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan.

(2)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$60	$189